Exhibit 99.2

Financial Information for the Years Ended December 31, 2021 and 2020 of Kenon and OPC and

Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary of Kenon’s consolidated financial information

Appendix B: Summary of OPC’s consolidated financial information

Appendix C: Definition of OPC’s Adjusted EBITDA and non-IFRS reconciliation

Appendix D: Summary of financial information of OPC’s subsidiaries

Appendix E: Definition of ZIM’s Adjusted EBITDA and non-IFRS reconciliation

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Financial Position as at December 31, 2022 and 2021

	December 31,	December 31,
	2022	2021
	$ millions
Current assets
Cash and cash equivalents	535	475
Short-term deposits and restricted cash	46	-
Trade receivables	74	63
Short-term derivative instruments	3	1
Other investments	345	-
Other current assets	59	43
Total current assets	1,062	582
Non-current assets
Investment in ZIM (associated company)	427	1,354
Investment in OPC’s associated companies	652	545
Long-term deposits and restricted cash	15	21
Long-term derivative instruments	16	12
Deferred taxes, net	6	19	*
Property, plant and equipment, net	1,223	1,126
Intangible assets, net	221	225
Long-term prepaid expenses and other non-current assets	51	57
Right-of-use assets, net	99	98
Total non-current assets	2,710	3,457
Total assets	3,772	4,039
Current liabilities
Current maturities of loans from banks and others	39	38
Trade and other payables	134	171
Dividend payable	-	189
Short-term derivative instruments	1	9
Current tax liabilities	1	-
Deferred taxes	1	21
Current maturities of lease liabilities	17	19
Total current liabilities	193	447
Non-current liabilities
Long-term loans from banks and others	610	597
Debentures	513	575
Deferred taxes, net	98	95	*
Other non-current liabilities	42	29
Long-term lease liabilities	20	15
Total non-current liabilities	1,283	1,311
Total liabilities	1,476	1,758
Equity
Share capital	50	602
Translation reserve	1	26
Capital reserve	42	26
Accumulated profit	1,505	1,140
Equity attributable to owners of the Company	1,598	1,794
Non-controlling interests	698	487
Total equity	2,296	2,281
Total liabilities and equity	3,772	4,039

*Reclassified

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Profit or Loss for the years ended December 31, 2022 and 2021

	For the year ended December 31,
	2022	2021
	$ millions
Revenue	574	488
Cost of sales and services (excluding depreciation and amortization)	(417)	(337)
Depreciation and amortization	(57)	(53)
Gross profit	100	98
Selling, general and administrative expenses	(100)	(76)
Other income	3	-
Operating profit	3	22
Financing expenses	(50)	(144)
Financing income	45	3
Financing expenses, net	(5)	(141)
Losses related to Qoros	-	(251)
Losses related to ZIM	(728)	-
Share in profit/(losses) of associated companies, net
- ZIM	1,033	1,261
- OPC’s associated companies	85	(11)
Profit before income taxes	388	880
Income tax expense	(38)	(5)
Profit for the period	350	875
Attributable to:
Kenon’s shareholders	313	930
Non-controlling interests	37	(55)
Profit for the period	350	875

Basic/diluted profit per share attributable to Kenon’s shareholders (in dollars):
Basic/diluted profit per share	5.80	17.27

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows for the years ended December 31, 2022 and 2021

	For the year ended December 31,
	2022	2021
	$ millions
Cash flows from operating activities
Profit for the period	350	875
Adjustments:
Depreciation and amortization	63	58
Financing expenses, net	5	141
Share in profit of associated companies, net	(1,118)	(1,250)
Losses related to Qoros	-	251
Losses related to ZIM	728	-
Share-based payments	20	18
Income tax expense	38	5
	86	98
Change in trade and other receivables	(29)	(1)
Change in trade and other payables	(11)	-
	46	97
Dividends received from associated companies	727	143
Income taxes paid	(2)	-
Net cash provided by operating activities	771	240

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows for the years ended December 31, 2022 and 2021, continued

	For the year ended December 31,
	2022	2021
	$ millions
Cash flows from investing activities
Short-term deposits and restricted cash, net	(46)	558
Short-term collaterals deposits, net	(19)	-
Investment in long-term deposits, net	13	52
Purchase of other investments	(651)	-
Proceeds from sale of other investments	309	-
Long-term advance deposits and prepaid expenses	(11)	(7)
Long-term loans to an associate	-	(5)
Acquisition of subsidiary, less cash acquired	-	(659)
Acquisition of associated company, less cash acquired	(3)	(9)
Acquisition of property, plant and equipment	(260)	(231)
Acquisition of intangible assets	(10)	(1)
Reimbursement of right-of-use asset	-	5
Interest received	6	-
Payment of transactions in derivatives, net	1	(6)
Proceeds from distribution from associated companies	4	47
Proceeds from sales of interest in ZIM	464	67
Payment of financial guarantee	-	(16)
Net cash used in investing activities	(203)	(205)

Cash flows from financing activities
Dividends paid to holders of non-controlling interests	-	(10)
Cash distribution and dividends paid	(741)	(100)
Investments of holders of non-controlling interests in the capital of a subsidiary	37	197
Costs paid in advance in respect of taking out of loans	(3)	(5)
Payment of early redemption commission with respect to the debentures	-	(76)
Payment in respect of derivative financial instruments, net	(1)	(14)
Proceeds from issuance of share capital by a subsidiary to non-controlling interests, net of issuance expenses	193	142
Proceeds from long-term loans	102	343
Proceeds from issuance of debentures, net of issuance expenses	-	263
Repayment of long-term loans, debentures and lease liabilities	(56)	(562)
Interest paid	(25)	(31)
Net cash (used in)/provided by financing activities	(494)	147

Increase in cash and cash equivalents	74	182
Cash and cash equivalents at beginning of the year	475	286
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(14)	7
Cash and cash equivalents at end of the period	535	475

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	For the year ended December 31, 2022
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	517	57	-	-	574
Depreciation and amortization	(47)	(16)	-	-	(63)
Financing income	10	25	-	10	45
Financing expenses	(42)	(7)	-	(1)	(50)
Losses related to ZIM	-	-	(728)	-	(728)
Share in profit of associated companies	-	85	1,033	-	1,118
Profit/(loss) before taxes	24	61	305	(2)	388
Income tax expense	(10)	(10)	-	(18)	(38)
Profit/(loss) for the period	14	51	305	(20)	350
Adjusted EBITDA	103	(26)	-	(11)	66

	For the year ended December 31, 2021
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	437	51	-	-	488
Depreciation and amortization	(44)	(13)	-	(1)	(58)
Financing income	3	-	-	-	3
Financing expenses	(119)	(25)	-	-	(144)
Loss related to Qoros	-	-	-	(251)	(251)
Share in profit of associated companies	-	(11)	1,261	-	1,250
(Loss)/profit before taxes	(57)	(61)	1,261	(263)	880
Income tax benefit/(expense)	10	14	-	(29)	(5)
(Loss)/profit for the period	(47)	(47)	1,261	(292)	875
Adjusted EBITDA	104	(13)	-	(12)	80

Information regarding associated companies

	Carrying amounts of investment in associated companies		Equity in the net profit / (losses) of associated companies
	as at		for the year ended
	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021
	$ millions		$ millions
CPV Fairview LLC	199	173	24	1
CPV Maryland LLC	69	61	9	3
CPV Shore Holdings LLC	87	75	6	10
CPV Towantic LLC	130	112	12	5
CPV Valley Holdings LLC	94	58	35	(29)
CPV Three Rivers LLC	69	64	(1)	(1)
Others	4	2	-	-
	652	545	85	(11)
ZIM	427	1,354	1,033	1,261
	1,079	1,899	1,118	1,250

Appendix B

Summary of OPC consolidated financial information

OPC’s Consolidated Statements of Profit or Loss

	For the year ended December 31,
	2022	2021
	$ millions
Revenue	574	488
Cost of sales (excluding depreciation and amortization)	(417)	(337)
Depreciation and amortization	(57)	(53)
Gross profit	100	98
Selling, general and administrative expenses	(86)	(64)
Operating profit	14	34
Financing expenses	(49)	(144)
Financing income	35	3
Financing expenses, net	(14)	(141)
Share in profit/(losses) of associated companies, net	85	(11)
Profit/(loss) before income taxes	85	(118)
Income tax (expense)/benefit	(20)	24
Profit/(loss) for the period	65	(94)

Attributable to:
Equity holders of the company	50	(68)
Non-controlling interest	15	(26)
Profit/(loss) for the period	65	(94)

Summary Data from OPC’s Consolidated Statement of Cash Flows

	For the year ended December 31,
	2022	2021
	$ millions
Cash flows provided by operating activities	63	119
Cash flows used in investing activities	(329)	(256)
Cash flows provided by financing activities	286	311
Increase in cash and cash equivalents	20	174
Cash and cash equivalents at end of the period	241	243

Summary Data from OPC’s Consolidated Statement of Financial Position

	As at
	December 31, 2022	December 31, 2021
	$ millions
Total financial liabilities[1]	1,163	1,215
Total monetary assets[2]	287	264
Investment in associated companies	652	545
Total equity attributable to the owners	997	730
Total assets	2,709	2,488

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, term deposits and restricted cash

Appendix C

Definition of OPC’s Adjusted EBITDA and share of EBITDA of its associated companies and non-IFRS reconciliation

This press release, including the financial tables, presents OPC’s Adjusted EBITDA and share of EBITDA of its associated companies, which are non-IFRS financial measures.

OPC EBITDA is defined for each period as net profit before depreciation and amortization, financing expenses, net, and income tax expense and Adjusted EBITDA is defined as net profit before depreciation and amortization, financing expenses, net, income tax expense and share of profits or losses of associated companies, net. EBITDA and Adjusted EBITDA are not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA and Adjusted EBITDA as measures of OPC’s profitability since it does not take into consideration certain costs and expenses that result from OPC’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

OPC believes that the disclosure of Adjusted EBITDA and share of EBITDA of its associated companies provide useful information to investors and financial analysts in their review of the company’s, its subsidiaries’, and its associated companies’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below are reconciliations of OPC’s net profit to Adjusted EBITDA and share of net profit or losses to share of EBITDA of its associated companies for the periods presented. Other companies may calculate EBITDA and Adjusted EBITDA differently, and therefore this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	For the year ended December 31,
	2022	2021
	$ millions
Net profit/(loss) for the period	65	(94)
Depreciation and amortization	63	57
Financing expenses, net	14	141
Share in (profit)/losses of associated companies, net	(85)	11
Income tax expense/(benefit)	20	(24)
Adjusted EBITDA	77	91

	For the year ended December 31
	2022	2021
	$ million
Share in profit/(losses) of associated companies, net	85	(11)
Share of depreciation and amortization	44	39
Share of financing expenses, net	39	78
Proportionate share of EBITDA of associated companies	168	106

Appendix D

Summary Financial Information of OPC’s Subsidiaries

The tables below set forth debt, cash and cash equivalents, and debt service reserves for OPC’s subsidiaries as of December 31, 2022 and December 31, 2021 (in $ millions):

As at December 31, 2022	OPC Energy	OPC-Rotem	OPC-Hadera	OPC-Tzomet	CPV Keenan	Others	Total

Debt (including accrued interest)	527	-	190	237	88	1	1,043
Cash and cash equivalents	166	7	2	3	1	98	277
Restricted cash (including debt service reserves)	-	-	14	-	-	-	14
Net debt*	361	(7)	174	234	87	(97)	752

As at December 31, 2021	OPC Energy	OPC-Rotem	OPC-Hadera	OPC-Tzomet	CPV Keenan	Others	Total

Debt (including accrued interest)	587		219	170	98	2	1,076
Cash and cash equivalents	86	17	7	24	1	99	234
Restricted cash (including debt service reserves)	-	-	14	-	-	-	14
Net debt*	499	(17)	198	146	97	(97)	826

*Net debt is defined as debt minus cash and cash equivalents and deposits and restricted cash.

Appendix E

Definition of ZIM’s Adjusted EBITDA and non-IFRS reconciliation

This press release, including the financial tables, presents ZIM’s Adjusted EBITDA, which is a non-IFRS financial measure.

ZIM defines Adjusted EBITDA as for each period as net profit before depreciation and amortization, financing expenses, net, income tax expense, non-cash charter hire expenses, capital gains beyond the ordinary course of business and expenses related to legal contingencies. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of Adjusted EBITDA as a measure of ZIM’s profitability since it does not take into consideration certain costs and expenses that result from ZIM’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

ZIM believes that the disclosure of Adjusted EBITDA enables the comparison of operating performance between periods on a consistent basis. This measure should not be considered in isolation, or as a substitute for operating income, any other performance measure, or cash flow data, which were prepared in accordance with IFRS as measures of profitability or liquidity. In addition, non-IFRS financial measures may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated.

Set forth below is a reconciliation of ZIM’s net profit to Adjusted EBITDA for the periods presented.

	For the year ended December 31,
	2022	2021
	$ millions
Net profit for the period	4,629	4,649
Depreciation and amortization	1,396	780
Financing expenses, net	109	157
Income tax expense	1,398	1,010
EBITDA	7,532	6,596
Non-cash charter hire expenses	-	(1)
Capital gains beyond the ordinary course of business	(1)	-
Expenses related to legal contingencies	10	2
Adjusted EBITDA	7,541	6,597